Damon Colbert
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

January 14, 2010

RE:  CytoGenix, Inc.
     2008 Form 10-K filed May 15, 2009
     Form 10-Q for Qrt. Ended 3/31/2009 filed May 20, 2009 File No. 000-26807

Dear Mr. Colbert:


We have determined after review of relevant data that in filing an amended Form 10-K for the year ended December 31, 2008 the financial statements should be restated to establish an impairment provision against inventory. We are working with our independent accounting firm to restate the December 31, 2008 financials which will also be carried over in the amended Form 10-Q for the quarter ended March 31, 2009.

We have also requested the consent of LBB & Associates LTD, LLP to include their audit report dated April 4, 2008 relating to the December 31, 2007 financial statements. There is a money issue with them and based on the Company's current situation of not having any financial resources, we see a potential problem in getting their consent.

We are working to complete the amended filings with the restated financials as soon as possible, assuming that we can work out something with LBB & Associates LTD, LLP.



Respectfully,


 /s/ Randy Moseley
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Randy Moseley
Chief Financial Officer
817-296-3877
rmoseley@hotmail.com
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